UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LIMBACH HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

53263P105

(CUSIP Number)

Brian Pratt

5950 Berkshire Ln, Ste. 800

Dallas, Texas 75225

Tel: (214) 220-3423

With a Copy to:

Jeffrey P. Berg

Baker & Hostetler LLP

11601 Wilshire Boulevard, Suite 1400

Los Angeles, California 90025

Tel: (310) 442-8850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 53263P105

1	NAME OF REPORTING PERSONS Brian Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,537,800 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,537,800 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,800 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.50% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of common stock, par value $0.0001 per share (“Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Company”), jointly held as community property by Mr. Pratt and his spouse, Barbara Pratt, as of August 24, 2020. Mr. Pratt and Mrs. Pratt share voting and dispositive power with respect to such shares.

(2)

Based on 7,884,202 shares of Common Stock outstanding as of August 12, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on August 13, 2020.

CUSIP No. 53263P105

1	NAME OF REPORTING PERSONS Barbara Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,537,800 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,537,800 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537,800 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.50% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of Common Stock of the Company, jointly held as community property by Mrs. Pratt and her spouse, Brian Pratt, as of August 24, 2020. Mr. Pratt and Mrs. Pratt share voting and dispositive power with respect to such shares.

(2)

Based on 7,884,202 shares of Common Stock outstanding as of August 12, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on August 13, 2020.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 2 (this “Amendment No. 2”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on March 31, 2020 (the “Original 13D Filing”) and the amended statement on Schedule 13D filed on August 3, 2020 (the “1st Amended 13D Filing”). This Amendment No. 2 shall be referred to collectively with the Original 13D Filing and the 1st Amended 13D Filing as the “Schedule 13D.” Except as amended in this Amendment No. 2, the Original 13D Filing remains in full force and effect. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D Filing.

This Amendment No. 2 is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background.

There are no changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety below:

On August 24, 2020, the Reporting Persons and a third party investment company withdrew their offer to make an investment in the Common Stock of the Company, as set forth in that non-binding term sheet, dated July 31, 2020, attached as Exhibit 2 to the 1st Amended 13D Filing. The letter to the Company withdrawing the offer is filed herewith as Exhibit 2, and is incorporated herein by reference in its entirety.

The securities covered by this Schedule 13D were acquired for investment purposes.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”); however, as part of their ongoing evaluation of their investment in the securities covered by this Schedule 13D and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Company, other holders of securities of the Company or other third parties regarding such matters. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

There are no changes to the Item 5 information previously filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as referenced herein, there are no changes to the Item 6 information previously filed.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, date as of August 24, 2020 by and between the Reporting Persons, attached hereto.

2	Letter to the Company, dated as of August 24, 2020, attached hereto.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2020	/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

EXHIBITS TO BE FILED WITH THIS SCHEDULE 13D

Exhibit	Description

1	Joint Filing Agreement, date as of August 24, 2020 by and between the Reporting Persons, attached hereto.

2	Letter to the Company, dated as of August 24, 2020, attached hereto.